August 14, 2024

VIA ELECTRONIC TRANSMISSION

Megan Miller

Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	Response to Staff Comments Regarding PREDEX March 31, 2024 Annual Report (File Nos. 333-233501; 811-22808)

Dear Ms. Miller:

This correspondence is submitted in response to the Staff's comments received on August 13, 2024, related to the March 31, 2024, annual report ("Annual Report") for PREDEX (the "Registrant" or "Fund"). We have included a summary of the comments and the Registrant's responses thereto, which the Registrant has authorized Thompson Hine LLP to make on its behalf. The Registrant acknowledges that it is obligated to provide responses via an EDGAR Correspondence filing within 30 days; and that the Registrant and its management remain responsible for the content of disclosures regardless of SEC staff comments. As discussed, the Registrant is providing responses on a prospective basis and does not anticipate that it will be making relevant future filings as it is scheduled to close a reorganization on September 6, 2024, and file a Form N-8F to request deregistration shortly thereafter.

Comment 1

The Notes to Financial Statements contain reference to certain commitments and contingencies. However, the Statement of Assets and Liabilities refers only to Note 8 with respect to commitments and contingencies. Because Note 3 includes a potential contingency for recoupment of waived advisory fees, please include a reference to Note 3 in the Statement of Assets and Liabilities.

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Response

The Registrant undertakes to make such an inclusion in future filings.

Comment 2

Because the Fund has a policy to make quarterly distributions that may include a return of capital, please include a discussion of the extent to which the Fund's distribution policy resulted in a return of capital.

Response

The Registrant undertakes to make such an inclusion in future filings.

Comment 3

Please include a footnote to the Class T financial highlights stating that total return does not include the effect the sales load.

Response

The Registrant undertakes to make such a footnote in future filings.

Comment 4

Please confirm that the Fund has in the Schedule of Investments, by appropriate symbol included a notation for each security that is a non-income producing security.

Response

The Registrant so confirms and undertakes to make such a notation in future filings.

Comment 5

Please include the tax basis of distributions table as of the most-recent tax year on an accumulated basis.

Response

The Registrant undertakes to include such a table in future filings.

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If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

Parker Bridgeport

Senior Counsel

Thompson Hine LLP

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